

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2014

Via E-mail
Donald L. Bobbitt, Jr.
Chief Financial Officer
Campus Crest Communities, Inc.
2100 Rexford Road, Suite 414
Charlotte, NC 28211

> **Re:** **Campus Crest Communities, Inc.**
> **Amendment 1 to Form 10-K for fiscal year ended December 31, 2013**
> **Filed June 23, 2014**
> **File No. 1-34872**

Dear Mr. Bobbitt:

We have reviewed your response dated October 14, 2014 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Amendment to Copper Beech Purchase Agreement, page 46

1.   We note your response to prior comment 1a. and reissue the comment in part. Please tell us in detail why you believe it was more appropriate to use an effective ownership interest based on the distributions of the CB Portfolio operating cash flows to which you were entitled rather than using the actual ownership percentage of individual properties from the respective acquisition dates. Please cite relevant accounting literature in your response.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant